SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                                 (rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 5)


            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
--------------------------------------------------------------------------------
                  (Translation of Name of Issuer into English)


                             CLASS D COMMON SHARES,
        NOMINAL VALUE Bs. 36.90182224915 PER SHARE (the "Class D Shares")
                  AMERICAN DEPOSITARY SHARES EACH REPRESENTING
                        SEVEN CLASS D SHARES (the "ADSs")
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                  P3055Q103 (Class D Shares); 204421101 (ADSs)
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Marianne Drost
                          Senior Vice President, Deputy
                     General Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783


--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                October 16, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 2 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Verizon Communications Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:
                                                     ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 3 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Corporation
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                               [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of New York
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 4 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE International Telecommunications Incorporated
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 5 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venezuela Incorporated
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 6 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Bell Atlantic Latin America Holdings, Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                              [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 7 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Bell Atlantic New Holdings, Inc.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Delaware
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 8 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          Verizon International Holdings Ltd.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Bermuda
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 9 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venezuela S.a r.l.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Luxembourg
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

------------------------------------------------------                                 --------------------------------
CUSIP NO.      P3055Q103 (Class D. Shares)                                                     Page 10 of 23 Pages
               204429101 (ADSs)
------------------------------------------------------                                 --------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          GTE Venholdings B.V.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          AF
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Netherlands
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF                           Class D Shares:  32,945,829*
                  SHARES                             ADSs:  4,706,547
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH                              Class D Shares:  None
                 REPORTING                           ADSs:  None
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER
                                                     Class D Shares:  32,945,829*
                                                     ADSs:  4,706,547
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER
                                                     Class D Shares:  None
                                                     ADSs:  None
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Class D Shares:  32,945,829*
          ADSs:  4,706,547
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.2% (the 4,706,547 ADSs represent 32,945,829 Class D Shares, which represent approximately 8.2% of the total Class D Shares outstanding).
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          HC
========= =============================================================================================================
*    The 4,706,547 ADSs represent 32,945,829 Class D Shares. Because the holder may exchange ADSs for Class D Shares, the Reporting Persons may be deemed to beneficially own 32,945,829 Class D Shares.

           This is the fifth amendment ("Amendment No. 5") to the Statement on
Schedule 13D originally filed by GTE Corporation and GTE Venezuela Incorporated on December 9, 1996 and amended on December 18, 1996, December 23, 1998, July 13, 2000 and October 10, 2001. Capitalized terms used herein but not defined have the meanings ascribed to them in the initial Statement on Schedule 13D, as amended through the date hereof (the "Schedule 13D"). The Schedule 13D is hereby amended as follows:

ITEM 2.         IDENTITY AND BACKGROUND

           This statement is being filed by Verizon, and by its direct wholly-owned subsidiary, GTE, and its indirect subsidiaries, GTE International, GTE Venezuela, Bell Atlantic Latin America, Bell Atlantic New Holdings, Verizon International, GTE S.a r.l. and GTE Venholdings. Verizon, GTE, GTE International, GTE Venezuela, Bell Atlantic Latin America, Bell Atlantic New Holdings, Verizon International, GTE S.a r.l. and GTE Venholdings are sometimes referred to herein as the "Reporting Persons."

           Verizon, formed by the merger in June 2000 of Bell Atlantic and GTE, is one of the world's leading providers of high-growth communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 95 million access line equivalents and 25 million wireless customers, as of December 31, 2000. Verizon is also the world's largest provider of print and on-line directory information. A Fortune 10 company with more than 260,000 employees, Verizon's global presence extends to 40 countries in the Americas, Europe, Asia and the Pacific, as of December 31, 2000.

           GTE Venholdings acts as a holding company for Verizon's investment in Issuer. GTE Venholdings is a wholly-owned subsidiary of GTE S.a r.l. GTE S.a r.l. is a wholly-owned subsidiary of Verizon International. Verizon International is a majority-owned subsidiary of Bell Atlantic New Holdings, which in turn is a wholly-owned subsidiary of Bell Atlantic Latin America, which in turn is a wholly-owned subsidiary of GTE Venezuela. GTE Venezuela is a wholly-owned subsidiary of GTE International, which is a wholly-owned subsidiary of GTE. Verizon owns all of the common stock of GTE. The principal business office of Verizon, Bell Atlantic Latin America, Bell Atlantic New Holdings and Verizon International is 1095 Avenue of the Americas, New York, New York 10036. The principal business office of GTE, GTE International and GTE Venezuela is 600 Hidden Ridge Drive, Irving, Texas. The principal business address of GTE S.a r.l. is 400 route d'Esch, L-1471 Luxembourg. GTE Venholding's principal business address is Marten Meesweg 25, 3068 AV Rotterdam, The Netherlands.

           The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule I hereto.

           Within the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons' knowledge, any of persons listed on Schedule I have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject a judgment, decree or final order enjoining future


                              Page 11 of 23 Pages
violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.         PURPOSE OF TRANSACTION

           Item 4 is hereby amended by adding the following paragraphs:

           On October 16, 2001, Verizon issued a press release announcing, among other things, that it endorsed the approval by the board of directors of Issuer of a share repurchase program for up to 15% of the Issuer's shares at U.S. $30.00 per ADS and special shareholder dividend in the amount of approximately 520 Bolivares per share, payable in two installments, equivalent to approximately U.S. $4.89 per ADS at current exchange rates, representing an estimated aggregate dividend of approximately U.S. $550 million, based on the number of shares expected to be outstanding following the consummation of the share repurchase and also supported the board's directive that Issuer's management evaluate the company's dividend policy and recommend changes that would result in an increase in annual dividend payments. These actions by the Issuer's board of directors were announced by the issuance of an Issuer press release on October 15, 2001.

           Verizon's press release also disclosed that GTE Venholdings, an affiliate of Verizon that is the controlling shareholder of VenWorld Telecom, C.A. ("VenWorld") filed a petition with Venezuela's Comision Nacional de Valores ("CNV") to ensure that the voting interest in Issuer held by VenWorld would not increase as a result of the proposed repurchase program. Such petition was made in response to an order issued by the CNV that would require VenWorld to participate in Issuer's repurchase program to the extent necessary to avoid any increase in VenWorld's ownership in Issuer that otherwise would result from Issuer's actions. Verizon's investment in the Issuer is held principally through VenWorld. The petition to the CNV provides that shares equal to any increase in VenWorld's interest would be placed in a trust and for voting purposes would be treated in accordance with one of two alternatives. The first alternative would require that such shares be voted in the same manner as a majority of the shares present at such meeting. The second alternative would require that such shares abstain from voting at any Issuer shareholder meeting. The CNV has not yet responded to the petition. A copy of the English translation of the petition is filed as Exhibit 99(b) hereto and is incorporated herein by reference.

           A copy of the press release is filed as Exhibit 99(a) hereto and incorporated herein by reference.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

         99(a) Press Release dated as of October 16, 2001 (incorporated by reference to the Schedule 14D-9/A of Verizon, dated October 16, 2001)

         99(b) English translation of petition filed with CNV on October 15, 2001 (incorporated by reference to the Schedule 14D-9/A of Verizon, dated October 16, 2001)


                              Page 12 of 23 Pages

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     VERIZON COMMUNICATIONS INC.

DATE:  OCTOBER 16, 2001              BY: /S/ MICHAEL T. MASIN
                                         -------------------------------------



                                     GTE CORPORATION

DATE:  OCTOBER 16, 2001              BY: /S/ MICHAEL T. MASIN
                                         -------------------------------------



                                     GTE INTERNATIONAL
                                     TELECOMMUNICATIONS INCORPORATED

DATE:  OCTOBER 16, 2001              BY: /S/ ALFRED C. GIAMMARINO
                                         -------------------------------------



                                     GTE VENEZUELA INCORPORATED

DATE:  OCTOBER 16, 2001              BY: /S/ ALFRED C. GIAMMARINO
                                         -------------------------------------



                                     BELL ATLANTIC LATIN AMERICA
                                     HOLDINGS, INC.

DATE:  OCTOBER 16, 2001              BY: /S/ JANET M. GARRITY
                                         -------------------------------------



                                     BELL ATLANTIC NEW HOLDINGS, INC.

DATE:  OCTOBER 16, 2001              BY: /S/ DANIEL C. PETRI
                                         -------------------------------------


                              Page 13 of 23 Pages

                                     VERIZON INTERNATIONAL HOLDINGS LTD.

DATE:  OCTOBER 16, 2001              BY: /S/ ALFRED C. GIAMMARINO
                                         -------------------------------------



                                     GTE VENEZUELA S.A.R.L.
                                     BY:  GTE VENEZUELA INCORPORATED,
                                            MANAGER

DATE:  OCTOBER 16, 2001              BY: /S/ ALFRED C. GIAMMARINO
                                         -------------------------------------



                                     GTE VENHOLDINGS B.V.
                                     BY:  GTE VENEZUELA INCORPORATED,
                                            MANAGING DIRECTOR

DATE:  OCTOBER 16, 2001              BY: /S/ ALFRED C. GIAMMARINO
                                         -------------------------------------











                              Page 14 of 23 Pages

                                                                    SCHEDULE I

VERIZON COMMUNICATIONS INC. -   1095 AVENUE OF THE AMERICAS
                                NEW YORK, NY 10036

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Charles R. Lee                           Chairman, and Co-Chief Executive Officer                          United States
                                         Verizon Communications

Ivan G. Seidenberg                       President, and Co-Chief Executive Officer                         United States
                                         Verizon Communications

Lawrence T. Babbio, Jr.                  Vice Chairman and President                                       United States
                                         Verizon Communications

Michael T. Masin                         Vice Chairman and President                                       United States
                                         Verizon Communications

Frederic V. Salerno                      Vice Chairman and Chief Financial Officer                         United States
                                         Verizon Communications

David H. Benson                          Executive Vice President-Strategy, Development and Planning       United States
                                         Verizon Communications

Mary Beth Bardin                         Executive Vice President                                          United States
                                         Public Affairs and Communications
                                         Verizon Communications

William P. Barr                          Executive Vice President                                          United States
                                         and General Counsel
                                         Verizon Communications

William F. Heitmann                      Senior Vice President and Treasurer                               United States
                                         Verizon Communications

Ezra D. Singer                           Executive Vice President-                                         United States
                                         Human Resources
                                         Verizon Communications

Dennis F. Strigl                         Executive Vice President and President                            United States
                                         Verizon Wireless

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications


                              Page 15 of 23 Pages

Lawrence R. Whitman                      Senior Vice President and Controller                              United States
                                         Verizon Communications


(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

James R. Barker                          Chairman of The Interlake Steamship Co. and Vice Chairman of      United States
                                         Mormac Marine Group, Inc. and the Moran Towing Company

Edward H. Budd                           Retired Chairman of the Board                                     United States
                                         of the Travelers Group

Richard L. Carrion                       Chairman President and                                            United States
                                         Chief Executive Officer
                                         Popular, Inc.

Robert F. Daniell                        Retired Chairman of the United Technologies Corporation           United States

Helene L. Kaplan                         Of Counsel Skadden, Arps, Slate, Meagher & Flom LLP               United States

Charles R. Lee                           Chairman, and Co-Chief Executive Officer                          United States

Sandra O. Moose                          Senior Vice President, Director and                               United States
                                         Chair of the East Coast Practice,
                                         The Boston Consulting Group, Inc.

Joseph Neubauer                          Chairman and Chief Executive Officer                              United States
                                         of ARAMARK Corporation

Thomas H. O'Brien                        Chairman and Chief Executive Officer of                           United States
                                         The PNC Financial Service Group, Inc.

Russell E. Palmer                        Chairman and Chief Executive Officer of                           United States
                                         The Palmer Group

Hugh B. Price                            President and Chief Executive Officer                             United States
                                         National Urban League

Ivan G. Seidenberg                       President and Co-Chief Executive Officer                          United States

Walter V. Shipley                        Retired Chairman of the Board                                     United States
                                         The Chase Manhattan Corporation

John W. Snow                             Chairman, President and                                           United States
                                         Chief Executive Officer
                                         CSX Corporation



                              Page 16 of 23 Pages

John R. Stafford                         Chairman, President and                                           United States
                                         Chief Executive Officer
                                         American Home Products Corporation

Robert D. Storey                         Partner with the Cleveland Law Firm of                            United States
                                         Thompson, Hine and Flory LLP


GTE CORPORATION -   1095 AVENUE OF THE AMERICAS
                    NEW YORK, NEW YORK 10036

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Michael T. Masin                         Vice Chairman and President                                       United States
                                         Verizon Communications

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications

William F. Heitmann                      Senior Vice President and Treasurer                               United States
                                         Verizon Communications

Ezra D. Singer                           Executive Vice President-Human Resources                          United States
                                         Verizon Communications

Lawrence R. Whitman                      Senior Vice President and Controller                              United States
                                         Verizon Communications



                              Page 17 of 23 Pages

(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications

William F. Heitmann                      Senior Vice President and Treasurer                               United States
                                         Verizon Communications

Michael T. Masin                         Vice Chairman and Chief Financial Officer                         United States
                                         Verizon Communications

Ezra D. Singer                           Executive Vice President-Human Resources                          United States
                                         Verizon Communications

Lawrence R. Whitman                      Senior Vice President and Controller                              United States
                                         Verizon Communications


                              Page 18 of 23 Pages

GTE INTERNATIONAL TELECOMMUNICATIONS INCORPORATED -   600 HIDDEN RIDGE DRIVE
                                                      IRVING, TX  75038

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Michael T. Masin                         Vice Chairman and President                                       United States
                                         Verizon Communications

Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Fares F. Salloum                         President - International and the Americas                        Canada
                                         Verizon Services Corp.

Christopher M. Bennett                   Vice President and General Counsel-International                  United States
                                         Verizon Services Corp.

Terry W. Lewis                           Group Senior Vice President Business Services and                 United States
                                         Support-International
                                         Verizon Services Corp.

Howard M. Svigals                        Group Vice President-International and the Americas               United States
                                         Verizon Services Corp.

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications

(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications

Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Michael T. Masin                         Vice Chairman and Chief Financial Officer                         United States
                                         Verizon Communications



                              Page 19 of 23 Pages

GTE VENEZUELA INCORPORATED -  600 HIDDEN RIDGE DRIVE
                              IRVING, TX 75038

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Fares F. Salloum                         President-International and the Americas                          Canada
                                         Verizon Services Corp.

Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Christopher M. Bennett                   Vice President and Associate General Counsel-International        United States
                                         Verizon Services Corp.

Ruben G. Perlmutter                      Associate General Counsel-Americas                                United States
                                         Verizon Services Corp.

Terry W. Lewis                           Group Senior Vice President Business Services and                 United States
                                         Support-International
                                         Verizon Services Corp.

Howard M. Svigals                        Group Vice President-International and the Americas               United States
                                         Verizon Services Corp.

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications


(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Marianne Drost                           Senior Vice President, Deputy General Counsel and Corporate       United States
                                         Secretary
                                         Verizon Communications

Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Fares F. Salloum                         President-International and the Americas                          Canada
                                         Verizon Services Corp.


                              Page 20 of 23 Pages

BELL ATLANTIC LATIN AMERICA HOLDINGS, INC. -  1095 AVENUE OF THE AMERICAS
                                              NEW YORK, NEW YORK 10036

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Janet M. Garrity                         Assistant Treasurer-Financing and Cash Operations                 United States
                                         Verizon Communications

Joshua W. Martin, III                    President                                                         United States
                                         Verizon Delaware


(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Janet M. Garrity                         Assistant Treasurer-Financing and Cash Operations
                                         Verizon Communications

William F. Heitmann                      Senior Vice President and Treasurer                               United States
                                         Verizon Communications

Joshua W. Martin, III                    President                                                         United States
                                         Verizon Delaware

Frederic V. Salerno                      Vice Chairman and Chief Financial Officer                         United States
                                         Verizon Communications Inc.


BELL ATLANTIC NEW HOLDINGS, INC. -  1095 AVENUE OF THE AMERICAS
                                    NEW YORK, NEW YORK 10036

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Daniel C. Petri                          President-International, Europe and Asia                          United States
                                         Verizon Services Corp.

Mary Louise Weber                        Assistant General Counsel-Securities and Corporate Finance        United States


(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Daniel C. Petri                          President-International, Europe and Asia                          United States
                                         Verizon Services Corp.

Dermott O. Murphy                        Group Vice President-Finance and Strategic Planning               United States
                                         Verizon Services Corp.


                              Page 21 of 23 Pages

VERIZON INTERNATIONAL HOLDINGS LTD. -  1095 AVENUE OF THE AMERICAS
                                       NEW YORK, NEW YORK 10036

(a) Executive Officers

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------
Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Christopher M. Bennett                   Vice President and Associate General Counsel-International        United States
                                         Verizon Services Corp.

J. Goodwin Bennett                       Vice President and Associate General Counsel-Strategic            United States
                                         Transactions
                                         Verizon Services Corp.

Dermott O. Murphy                        Group Vice President-Finance and Strategic Planning               United States
                                         Verizon Services corp.

(b) Directors

         Name                                          Principal Occupation                                 Citizenship
         ----                                          --------------------                                 -----------

Christopher M. Bennett                   Vice President and General Counsel-International                  United States
                                         Verizon Services Corp.

Janet M. Garrity                         Assistant Treasurer-Financing and Cash Operations                 United States
                                         Verizon Communications

Alfred C. Giammarino                     Senior Vice President and Chief Financial Officer-International   United States
                                         and Information Services
                                         Verizon Services Corp.

Dermott O. Murphy                        Group Vice President-Finance and Strategic Planning               United States
                                         Verizon Services Corp.



                              Page 22 of 23 Pages

GTE VENEZUELA S.A R.L. -  400 ROUTE D' ESCH
                          L-1471 LUXEMBOURG

The Manager of GTE Venezuela S.a r.l. is GTE Venezuela Incorporated. There are no natural persons serving as directors or executive officers of GTE Venezuela S.a r.l.


GTE VENHOLDINGS B.V. -  MARTEN MEESWEG 25
                        3068 AV ROTTERDAM
                        THE NETHERLANDS

The Managing Director of GTE Venholdings B.V. is GTE Venezuela Incorporated. There are no natural persons serving as directors or executive officers of GTE Venholdings B.V.












                              Page 23 of 23 Pages

                                 Exhibit Index
                                 -------------


                                             Name of Exhibit
                                             ---------------

                  99(a) Press Release dated as of October 16, 2001 (incorporated by reference to the Schedule 14D-9/A of Verizon, dated October 16, 2001)

                  99(b) English translation of petition filed with the CNV on October 15, 2001 (incorporated by reference to the Schedule 14D-9/A of Verizon, dated October 16, 2001)